Exhibit 3

JOINT INSURED BOND ALLOCATION AGREEMENT

THIS JOINT INSURED BOND ALLOCATION AGREEMENT (this “Agreement”), effective as of the 21st day of January, 2016, and amended on February 1, 2016, by and among NorthStar Corporate Income Master Fund (“NSC-Master”), NorthStar Corporate Income Fund (“NSC”) and NorthStar Corporate Income Fund-T (“NSC-T”), each a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), NSAM B-CEF Ltd. (the “Adviser”), an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”), which provides investment management services to NSC-Master, NSC and NSC-T and NorthStar Corporate Income Fund (Cayman), Ltd., which is a wholly owned subsidiary of NSC-Master, (collectively, the “Insureds”).

WHEREAS, pursuant to the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder (“Rule 17g-1”), NSC-Master, NSC and NSC-T are required to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering certain officers and employees of NSC-Master, NSC and NSC-T;

WHEREAS, the Insureds have entered into a joint insured bond with Great American Insurance Company, in accordance with Rule 17g-1 (such joint insured bond as it is currently executed and as it may be amended from time to time, the “Bond”); and

WHEREAS, the Insureds, in order to be covered jointly under the Bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which the premiums and any recoveries under the Bond shall be allocated among them.

NOW, THEREFORE, it is agreed as follows:

1.	Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal to the sum of: (a) the total amount of coverage that NSC, NSC-Master and NSC-T would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 had NSC-Master, NSC and NSC-T not been named insureds under the Bond, and (b) the amount of each bond that each other named Insured would have been required to provide and maintain pursuant to federal statutes or regulations had it not been named as an insured under the Bond (such amounts, respectively, the “minimum coverage requirement” for each Insured). The amount of fidelity coverage under the Bond shall be approved not less than once every twelve months by the board of trustees of each of NSC-Master, NSC and NSC-T, including a majority of those trustees who are not “interested persons” of NSC-Master, NSC and NSC-T, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”).

2.	Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

a.	If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total loss suffered by the Insureds suffering the loss, then each such Insured shall be entitled to recover the amount of its actual loss.

b.	If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage that its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their minimum coverage requirements.

c.	If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or other Insureds exceeds its or their minimum coverage requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured that has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the coverage under the Bond. If more than one Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this Section 2.

3.	Allocation of Premiums. No premium shall be paid under the Bond unless the board of trustees of each of NSC-Master, NSC and NSC-T, including a majority of the Independent Trustees, shall approve the portion of the premium to be paid by NSC-Master, NSC and NSC-T, as applicable, on behalf of each Insured. The premium payable on the Bond shall be allocated among the Insureds as determined in the sole discretion of the board of trustees of each of NSC-Master, NSC and NSC-T.

4.	Amendment. This Agreement may not be modified or amended in any manner except by written agreement executed by the parties hereto.

5.	Filing with the Commission. A copy of this Agreement, and any amendment hereto, shall be filed with the SEC by each of NSC-Master, NSC and NSC-T within 10 days after receipt by NSC-Master, NSC and NSC-T, as applicable, of an executed copy of the Bond.

6.	Governing Law. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the date first written above.

NorthStar Corporate Income Master Fund

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NorthStar Corporate Income Fund

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NorthStar Corporate Income Fund-T

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NSAM B-CEF Ltd

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Director

NorthStar Corporate Income Fund (Cayman), Ltd.

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary